Exhibit 99.1

GasLog Ltd. Announces Closing of Take Private Transaction with BlackRock’s Global Energy & Power

Infrastructure Team

Piraeus, Greece, June 9, 2021 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG) today announced that it has completed the previously announced transaction with BlackRock’s Global Energy & Power Infrastructure team. The closing of the transaction earlier today follows a special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the transaction and the related agreements received the requisite approval of GasLog shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (subsequently amended on April 20, 2021, the “Merger Agreement”), by and among the Company, GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), and GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement and the Statutory Merger Agreement, dated as of June 9, 2021, by and between the Company and Merger Sub, Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger.

Trading in the Company’s common shares on the New York Stock Exchange (the “NYSE”) will be suspended with immediate effect and the delisting of the common shares from the NYSE is expected to be effective in approximately 10 days.

The Company’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade on the NYSE.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 (15 on the water and two on order) are owned by GasLog, three have been sold to a subsidiary of Mitsui & Co. Ltd. to CMBFL and ICBC respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.